February 25, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (781) 522.5801

Mr. William H. Swanson
Chief Executive Officer
Raytheon Company
870 Winter Street
Waltham, MA 02451

> **Re:** **Raytheon Company**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 001-13699**

Dear Mr. Swanson:

We have reviewed your response letter dated December 21, 2007 to our comments of December 10, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the RBI program targets related to net sales, free cash flow, return on invested capital and operating profit from continued operations or the LTPP targets related to Raytheon's return on invested capital, internal cumulative free cash flow and percentile ranking in total shareholder return relative to a core peer group. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor